Exhibit 99.3

Audited Consolidated Financial Statements and Notes thereto for the fiscal years ended December 31, 2012 and 2011

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

March 5, 2013

IMRIS Inc.
100-1370 Sony Place	TF.	1.888.304.0114
Winnipeg, Manitoba	T.	204.480.7070
Canada R3T 1N5	F.	204.480.7071	www.imris.com

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of IMRIS Inc.

We have audited the accompanying consolidated financial statements of IMRIS Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of IMRIS Inc. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Winnipeg, Canada

March 5, 2013

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of IMRIS Inc.

We have audited the internal control over financial reporting of IMRIS Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the years ended December 31, 2012 and 2011 of the Company and our report dated March 5, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Winnipeg, Canada

March 5, 2013

IMRIS INC.

Consolidated Balance Sheets

As at December 31

Expressed in US $000’s except share and per share data

and except as otherwise indicated

	2012	2011

Assets
Current assets
Cash	$19,060	$40,425
Restricted cash (note 5)	1,920	-
Accounts receivable (note 6)	11,130	13,968
Unbilled receivables	10,967	7,069
Inventory (note 7)	6,020	5,168
Prepaid expenses	6,878	2,678
	55,975	69,308

Property, plant, and equipment (note 8)	7,261	6,049
Intangibles (note 9)	10,008	10,794
Other assets (note 10)	2,243	1,641
Goodwill	6,498	6,498

Total assets	$81,985	$94,290

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 11)	$21,216	$12,584
Deferred revenue	10,182	7,147
	31,398	19,731

Shareholders' equity
Share capital (note 12)
Common Shares, unlimited number of voting common shares authorized; 46,061,211 and 44,975,109 issued and outstanding at December 31, 2012 and December 31, 2011, respectively	147,819	144,410
Additional paid-in capital	4,861	4,291
Deficit	(101,740)	(73,984)
Accumulated other comprehensive loss	(353)	(158)
	50,587	74,559

Commitments and contingencies (note 14)

Total liabilities and shareholders' equity	$81,985	$94,290

Approved on behalf of the Board of Directors

H. David Graves	David A. Leslie, F.C.A
Chairman	Chair, Audit Committee

IMRIS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31

Expressed in US $000’s except share and per share data

and except as otherwise indicated

	2012	2011

Sales	$52,392	$51,797
Cost of sales	34,594	34,123
Gross profit	17,798	17,674

Operating expenses
Administrative	8,224	8,116
Sales and marketing	9,833	10,054
Customer support and operations	8,612	6,925
Research and development	14,556	9,628
Amortization	4,097	3,517
Total operating expenses	45,322	38,240

Operating loss	(27,524)	(20,566)

Other income (expense)
Gain on asset disposals	19	-
Foreign exchange loss	(125)	(26)
Interest income (expense)	(40)	33
Total other income	(146)	7

Net loss before taxes	(27,670)	(20,559)

Income tax expense (note 13a)	86	366
Net loss for the year	$(27,756)	$(20,925)

Other comprehensive income (loss)
Foreign currency translation adjustment	(195)	44

Other comprehensive income (loss)	$(195)	$44

Comprehensive loss for the year	$(27,951)	$(20,881)

Weighted average number of common shares outstanding	45,777,587	44,675,390

Basic and diluted loss per share (note 12d)	$(0.61)	$(0.47)

IMRIS INC.

Consolidated Statements of Shareholders' Equity

Expressed in US $000’s except share and per share data

and except as otherwise indicated

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total

Balances at January 1, 2011	44,113,783	$143,050	$3,176	$(53,059)	$(202)	$92,965

Comprehensive income (loss)				(20,925)	44	(20,881)

Issuance of stock on exercise of employee stock options	861,326	1,360				1,360

Stock based compensation expense for the year			1,381			1,381

Amount credited to share capital related to options issued			(266)			(266)

Balances at January 1, 2012	44,975,109	144,410	4,291	(73,984)	(158)	74,559

Comprehensive loss				(27,756)	(195)	(27,951)

Issuance of stock on exercise of employee stock options	1,086,102	3,409				3,409

Stock based compensation expense for the year			1,559			1,559

Amount credited to share capital related to options issued			(989)			(989)

Balances at December 31, 2012	46,061,211	$147,819	$4,861	$(101,740)	$(353)	$50,587

IMRIS INC.

Consolidated Statements of Cash Flows

For the year ended December 31

Expressed in US $000’s except share and per share data

and except as otherwise indicated

	2012	2011

OPERATING ACTIVITIES
Net loss for the year	$(27,756)	$(20,925)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	4,097	3,517
Stock based compensation	1,559	1,381
Gain on asset sale	(19)
Advance payment	(1,218)	(1,149)
Reduction in other assets	2,137
Other	7	74
Changes in non-cash working capital items:
Accounts receivable	2,838	1,906
Unbilled receivables	(3,898)	83
Inventory	(852)	115
Prepaid expenses	(4,200)	(665)
Accounts payable and accrued liabilities	8,632	(2,516)
Deferred revenue	3,035	259
	(15,638)	(17,920)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	2,420	1,094
	2,420	1,094

INVESTING ACTIVITIES
Restricted cash	(1,920)	-
Proceeds from sale of assets	541	-
Addition of property, plant and equipment	(4,576)	(2,052)
Addition of intangibles	(447)	(838)
Addition of other assets	(1,877)	(780)
	(8,279)	(3,670)

Foreign exchange translation adjustment on cash	132	148

Decrease in cash	(21,365)	(20,348)

Cash, beginning of year	40,425	60,773

Cash, end of year	$19,060	$40,425

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$3	$5
Income taxes	$179	$16

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS” or the “Company”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, cerebrovascular and cardiovascular markets. We believe that the primary market for our current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (US GAAP). The significant accounting policies of the Company include the following:

a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: IMRIS, Inc. (United States), IMRIS (Europe) SPRL (Belgium), IMRIS India Private Limited (India), IMRIS KK (Japan), NeuroArm Surgical Limited (Canada),IMRIS Germany GmbH (Germany) and IMRIS Singapore Pte Ltd. All intercompany transactions and balances are eliminated on consolidation.

b)	Basis of presentation

These consolidated financial statements have been prepared by the Company in United States Dollars (USD), unless where otherwise stated, and in accordance with US GAAP.

c)	Use of estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting year. Areas where management used subjective judgment include, but are not limited to, the completion percentage applied to program installations, the recognition and measurement of current and deferred income tax assets and liabilities, estimated useful lives of intangible and capital assets, investment tax credits receivable, stock-based compensation costs, assessment of inventory obsolescence and the valuation and recognition of goodwill and impairment assessments. Actual results could differ significantly from those estimates. Changes in estimates are recorded in the accounting period in which these changes are determined.

d)	Revenue recognition

The Company generates revenues from three principal activities: program sales, sales of ancillary products and services and extended maintenance services.

Revenues for program sales are recognized on a percentage of completion basis as theatres are installed. Sales are recorded using the cost-to-cost method to measure the progress towards completion. Under the cost-to-cost method of accounting, we recognize sales and estimated profit as cost are incurred based on the proportion that the incurred costs bear to total estimated costs. The cost estimation process is based on the professional knowledge and experience of our engineers and project managers. Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized. Pre-contract costs are expensed unless their costs can be directly associated with a specific anticipated contract and recoverability from that contract is reasonably assured. When adjustments in estimated contract revenues or estimated costs at completion are required, changes from prior estimates are recognized in the current period for the inception to date effect of such changes.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Revenue recognition (continued)

When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on contract is recorded in the period in which the loss is determined.

Funds received from customers in advance of meeting the criteria for revenue recognition are recorded as deferred revenue until such time as the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is reasonably assured.

Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively. Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement. Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is reasonably assured.

e)	Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with maturities of three months or less at the date of acquisition and consist of bank deposits and guaranteed investment certificates. Cash and cash equivalents are carried at fair market value. For cash equivalents, fair value approximates cost because these instruments are subject to an insignificant risk of a change in value. The company did not hold any cash equivalents at December 31, 2012 or December 31, 2011.

f)	Accounts receivable and allowance for doubtful accounts

The accounts receivable balance reflects all amounts invoiced and is presented net of any allowance for doubtful accounts. The Company evaluates the collectability of its accounts receivable on a periodic basis by monitoring the financial condition of its customers, reviewing historical trends and assessing economic circumstances. When collectability becomes uncertain, the Company estimates an allowance for doubtful accounts. Due to the high level of creditworthiness of its client base, the Company has not recognized any allowance for doubtful accounts.

g)	Inventory

Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis which is defined as the cost of materials plus an allocation of production labor and overhead. Cost of materials is based on the invoiced value of goods. Market is defined as replacement cost as per the definition in ASC 330-10. The Company determines an inventory allowance based on an estimate of obsolete inventories.

h)	Property, plant, and equipment

The Company records all property, plant and equipment acquisitions at their original cost. Once the asset is available for use, recorded amounts are amortized over their estimated useful life using the straight-line method at the following rates:

Computer equipment	3 years
Office furnishings and equipment	5 years
Assembly & test equipment	2-5 years
Demonstration suite & tradeshow equipment	3-5 years
Leasehold improvements	Lesser of their useful life and the term of lease

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable net tangible assets and intangible assets purchased at the date of acquisition. Goodwill is not amortized, but rather it is tested for impairment annually or more frequently if an event occurs or circumstances change that indicates that goodwill might be impaired. The Company annually tests for goodwill impairment at November 30.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of its reporting units against their carrying amount, including the goodwill. The Company determines the fair value of the reporting unit based on the present value of the estimated future cash flows of the reporting unit. If the carrying amount of the reporting unit is in excess of its fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill against the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss.

Patents

Patents are accounted for at cost. Amortization is based on the estimated useful life, which is generally the life of the patent, using the straight-line method. The average remaining life of the patents at the time of acquisition in May 2005 was 11 years. The patents acquired in the NeuroArm Surgical Limited acquisition in February 2010 are amortized over the estimated useful lives, which range between 13-18 years.

Computer software

Computer software is accounted for at cost. Amortization is based on the estimated useful life, which is generally three years, using the straight-line method.

j)	Impairment of long lived and intangible assets

Management evaluates the carrying value of its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset’s carrying value and the net discounted estimated future cash flows.

k)	Collaborative arrangements

The Company accounts for the equipment value that is over and above the cash received from its third party collaborative partner as an advance payment in accordance with ASC 730-20. Once installation is complete the advance payment is amortized over the term of the agreement. Management tests the collaborative arrangements for impairment on a regular basis.

l)	Research and development

Research and development costs are expensed as incurred. Costs related to the development of software are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to the customer. Software development costs are capitalized and amortized over the useful life of the technology. To date the Company has expensed all research and development costs.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Investment tax credits

The Company is entitled to non-refundable investment tax credits from both the federal and provincial governments in Canada. Starting in 2011, the Company is also entitled to refundable investment tax credits from the Province of Manitoba. Investment tax credits are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Investment tax credits are recognized when realization of the tax credits is more likely than not.

Non-refundable investment tax credits are included in the determination of the Company’s deferred tax assets. The Company recognizes a corresponding valuation allowance against any deferred asset balance resulting in no impact to the consolidated financial statements. Non-refundable investment tax credits are recognized either as an item on the statement of loss in the Company’s income tax provision or as a reduction in capital assets depending on where the original costs, which gave rise to the tax credits, are recorded.

Refundable investment tax credits are included in accounts receivable until they are received. Refundable investment tax credits are recognized either as an item on the statement of loss in the Company’s research and development expense or as a reduction in capital assets depending on where the original costs, which gave rise to the tax credits, are recorded.

n)	Stock-based compensation

The Company measures compensation expense at the date of granting of stock options to employees and recognizes the expense based on their fair values determined in accordance with ASC 718. The fair value of options is determined using the Black-Scholes option-pricing model. The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital. Amortization takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest. Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

o)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted income tax rates for the years in which the differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that the deferred tax assets will be realized.

The Company’s policy is to recognize interest related to income taxes in interest expense and interest income, and recognize penalties in selling, administrative and general expenses.

p)	Foreign currency translation

All monetary assets and liabilities denominated in currencies other than each subsidiary’s functional currency are translated at the applicable period end reporting date exchange rates. Non-monetary assets are translated at the exchange rates prevailing when the asset was acquired. Revenue and expenses are translated at average exchange rates for the period. Exchange gains or losses on translation of foreign currencies transactions are included in the Consolidated Statements of Operations.

Translation adjustments occurring as a result of the consolidation of subsidiaries whose functional currency is not USD are recorded as a separate component of accumulated other comprehensive income.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Derivative financial instruments

The Company recognizes an asset or liability representing the fair value of the embedded derivatives when it sells products to customers located in foreign countries and the contract currency is denominated in the functional currency of neither of the contracting parties. The embedded derivative arises on initial execution of the contract and is active until the contract is closed with the fair value being recalculated throughout the life of the contract. Valuation of the embedded derivative is derived using observable forward currency rates combined with estimated timing and magnitude of contractual cash flows pertaining to specific sales contracts. Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur. The fair value of the embedded derivative is calculated using the credit adjusted discount rate because contracts can be active for two or more years.

3.	NEW ACCOUNTING STANDARDS ADOPTED

On June 16, 2011, the FASB issued authoritative guidance (ASU 2011-05, as modified by ASU 2011-12), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options currently included in US GAAP (ASC 220) and requires entities to report components of comprehensive income in either: 1) a continuous statement of comprehensive income or 2) two separate but consecutive statements. The authoritative guidance does not change the items that must be reported in other comprehensive income. This guidance is effective for interim and annual periods beginning after December 15, 2011 and was adopted in the quarter commencing January 1, 2012. The guidance affected presentation only and did not have a material impact on the results of operations or financial condition reflected in these consolidated financial statements.

On September 15, 2011, the FASB issued authoritative guidance (ASU 2011-08) on testing goodwill for impairment. The new guidance gives entities the option of performing a qualitative assessment before calculating the fair value of a reporting unit, as required for the first step of the impairment test. If the assessment of qualitative factors indicates it is more likely than not that the fair value is greater than the carrying value, then further testing would not be needed. The new authoritative guidance is effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and was adopted in the quarter commencing January 1, 2012. This guidance does not materially impact the Company’s existing process for assessing goodwill impairment.

4.	RECENTLY RELEASED STANDARDS

In October 2012, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2012-04, Technical Corrections and Improvements, which was meant to correct minor technical errors in the codification and to conform terminology and clarify certain guidance in various topics of the codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. This guidance is effective for interim and annual periods beginning after December 15, 2012. This guidance is not expected to have an impact on the results of operations or financial position of the Company.

On February 5, 2013, the FASB issued authoritative guidance (ASU 2013-02), which further revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the net income if the amount being reclassified is required under US GAAP to be classified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance is effective for interim and annual periods beginning after December 15, 2012. The guidance affects presentation only and is not expected to have an impact on the results of operations or financial condition of the Company.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

5.	RESTRICTED CASH

Restricted cash consists of a short-term deposit of $1,920 (2011 - $Nil) that has been pledged as security to our bank for a letter of credit required for the purchase of certain system components.

6.	ACCOUNTS RECEIVABLE

	2012	2011

Accounts receivable, trade	$10,308	$13,530
Commodity taxes receivable	294	231
Refundable investment tax credit receivable	528	200
Interest receivable	-	7
	$11,130	$13,968

For the year ended December 31, 2012 the Company has not recognized any allowance for doubtful accounts. The Company recorded a bad debt expense of $142 in customer support and operations for the year (2011 - $Nil). Due to the high level of creditworthiness of its client base, the Company has not recognized any allowance for doubtful accounts

7.	INVENTORY

	2012	2011

Materials	$4,551	$3,447
Customer support inventory	724	864
Work in progress	745	857
	$6,020	$5,168

During the year ended December 31, 2012, the Company wrote down $290 (2011 - $415) of inventory and recorded an inventory provision for slow moving and obsolete inventory of $145 (2011 - $291).

8.	PROPERTY, PLANT, AND EQUIPMENT

	2012			2011
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Computer equipment	$1,543	$1,204	$339	$1,368	$958	$410
Office furnishings & equipment	859	637	222	726	547	179
Assembly & test equipment	8,652	6,404	2,248	10,746	6,836	3,910
Demonstration suite & tradeshow equipment	1,803	1,628	175	1,960	1,352	608
Leasehold improvements	760	509	251	677	340	337
Asset under construction	4,026	-	4,026	605	-	605
	$17,643	$10,382	$7,261	$16,082	$10,033	$6,049

During the year ended December 31, 2012 amortization of $2,864 relating to the property, plant and equipment was charged to operations (2011 - $2,538). As at December 31, 2012, there were no events or changes in circumstances, which would indicate an impairment of property, plant and equipment.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

9.	INTANGIBLES

	2012			2011
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Patents	$11,431	$2,376	$9,055	$11,431	$1,633	$9,798
Software	1,284	818	466	841	571	270
License	731	244	487	726	-	726
	$13,466	$3,438	$10,008	$12,998	$2,204	$10,794

During the year ended December 31, 2012 amortization of $1,233 relating to the patents and software was charged to operations (2011 - $979). As at December 31, 2012, there were no events or changes in circumstances, which would indicate an impairment of intangible assets.

The aggregated amortization expense related to intangible assets for the next five years is as follows:

2013	$1,221
2014	1,165
2015	862
2016	709
2017	698
$4,655

10.	OTHER ASSETS

	2012	2011

Collaborative arrangements (note 19)	$2,123	$1,543
Long term prepaid	-	98
Other	120	-
	$2,243	$1,641

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2012	2011

Trade accounts payable	$5,011	$7,475
Accruals	12,112	2,527
Payroll related accruals	3,514	1,333
Warranty	338	591
Income tax payable	190	356
Commodity tax payable	51	302
	$21,216	$12,584

The Company records a liability for future warranty costs to repair or replace its products. The warranty term is typically 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual.

2012

Balance at beginning of the year	$591
Accruals	412
Utilization	(665)
Balance at end of the year	$338

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

12.	SHARE CAPITAL

a)	Authorized

The Company’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2012 and 2011, there were no preferred shares outstanding.

b)	Issued and outstanding

Pursuant to option exercises, during the year ended December 31, 2012, the Company issued 1,086,102 common shares to employees for cash consideration of $2,420. In addition to the cash consideration, $989 was transferred from additional paid-in capital to share capital.

Pursuant to option exercises, during the year ended December 31, 2011, the Company issued 861,326 common shares to employees for cash consideration of $1,094. In addition to the cash consideration, $266 was transferred from additional paid-in capital to share capital.

c)	Stock-based compensation plan

On May 20, 2005, the Board of Directors approved a stock option plan (the “Plan”) for the employees, directors, officers and consultants of the Company and any of its subsidiaries, which govern all options granted under the Plan. At the 2009 Annual Meeting on May 11, 2010, the shareholders reaffirmed the plan. Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. The exercise price of the options granted is established by the Board of Directors based on the fair market value of the common shares, as at the date of the grant. The maximum number of common shares, which may be issued pursuant to options granted under the Plan, is equal to 15% of the common shares of the Company outstanding at any time.

Options granted under the Plan generally vest over a four-year period and may be exercised in whole or in part as to any vested options prior to the expiry time as follows: 25% on or after the first anniversary of the grant date, increasing 6.25% per quarter thereafter until fully vested after four years. Options generally expire six years after the date of the grant. The vesting of options granted under the plan ceases upon the death or the termination of employment of the participant or the participant ceases to be a director. The participant thereafter has 90 days to exercise any vested and unexpired options, failing which any unexercised options shall lapse. The Board of Directors, at their discretion, may accelerate the vesting period of individual grants as deemed appropriate.

The Board of Directors may accelerate the vesting of all unvested options, in the event of certain change of control transactions, including without limitation a takeover bid, merger or other structured acquisition. The Board may further force the exercise of any and all vested options, and/or may cancel or replace any unvested options in any manner the Board deems reasonable, in its unfettered discretion. The Company can satisfy its obligation from the exercise of options by either issuing treasury shares or repurchasing shares on the market. To date the Company has chosen to issue treasury shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

The outstanding options and the activity relating to these options are as follows:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value

Balance as at January 1, 2012	4,162,061	$4.23
Granted	1,390,225	3.60
Exercised	(1,086,102)	2.24
Forfeited	(151,019)	4.38
Expired	(3,000)	1.71
Balance December 31, 2012	4,312,165	$4.52
Exercisable as at December 31, 2012	1,997,699	$5.02	2.1	$680
Vested and expected to vest as at December 31, 2012	3,739,660	$4.61	3.4	$1,377

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

12.	SHARE CAPITAL (continued)

c)	Stock-based compensation plan (continued)

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on December 31, 2012 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2012. The total intrinsic value of the stock options exercised during year ended December 31, 2012 calculated using the average market price during the year, was $707 (2011 - $3,967).

The following table summarizes information related to options outstanding and exercisable at December 31, 2012:

Year granted	Number of options outstanding	Exercise price range (CDN$)	Weighted average exercise price (CDN$)	Number of options exercisable	Weighted average exercise price (CDN$)	Expiry date

2007	868,500	2.25 to 6.00	4.78	868,500	4.78	2013
2008	274,446	2.40 to 5.00	4.55	274,446	4.55	2014
2009	253,340	2.01 to 5.60	4.78	201,067	4.64	2015
2010	516,636	5.52 to 6.45	6.00	309,551	6.07	2016
2011	846,903	2.73 to 7.65	3.94	244,133	4.52	2017
2012	1,552,340	2.73 to 7.18	4.16	100,002	7.18	2018
	4,312,165	$2.01 to $7.65	$4.52	1,997,699	$5.02

The fair value of option grants issued was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2012	2011

Number of options granted during the year	1,390,225	1,168,103
Weighted average grant date fair value of stock options granted during the year (CDN$)	$1.92	$2.56
Risk-free interest rate	1.35%	1.97%
Dividend yield	0%	0%
Expected life of the options	4.25 years	4.2 years
Expected volatility of the underlying stock	68.29%	67.93%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future years.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

12.	SHARE CAPITAL (continued)

c)	Stock-based compensation plan (continued)

The estimated fair value of the options is expensed on a straight-line basis over the option’s vesting period. During the year ended December 31, 2012, the Company recorded an expense of $1,559 related to stock options (2011 - $1,381) with a corresponding credit to additional paid-in capital. The table below summarizes the effect of recording shared based compensation expense for the year:

	2012	2011

Administrative	$693	$700
Sales and marketing	449	236
Customer support and operations	152	197
Research and development	265	248
Net decrease in earnings	$1,559	$1,381

The following is a summary of unvested stock options as at December 31, 2012:

	Number of options	Weighted average grant date fair value (CDN$)

Balance as at January 1, 2012	1,603,300	$2.59
Granted during the year	1,390,225	1.92
Vested during the year	(583,388)	2.76
Forfeited during the year	(95,671)	1.98
Balance as at December 31, 2012	2,314,466	$2.17

As at December 31, 2012, there was $3,447 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 3.4 years. The total fair value of stock options vested during the year ended December 31, 2012 was $1,614 (2011 - $1,255).

d)	Diluted loss per share

When the Company is in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive.

As at December 31, 2012, 452,344 stock options (2011 – 1,285,610) could potentially dilute basic EPS in the future. These options were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the years presented.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

13.	INCOME TAXES

a)	Income tax expense

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to loss before income taxes. An annual reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2012	2011

Statutory federal and provincial tax rate	27.0%	28.5%
Expected tax recovery at statutory rate	$(7,490)	$(5,859)
Foreign income taxed at higher rates	25	(123)
Permanent differences and other	243	478
Benefit of deferred tax assets not recognized	$7,308	$5,870
Income tax expense	$86	$366

The components of the Company’s loss from operations before income taxes, by taxing jurisdiction, were as follows:

	2012	2011

Canada	$(28,501)	$(18,664)
United States	361	(2,787)
Other	399	892
	$(27,741)	$(20,559)

b)	Deferred taxes

The Company has not recorded any deferred tax assets in these financial statements because a valuation allowance has been provided against the full amount of the deferred tax assets. The balances of deferred taxes as at December 31, 2012 and December 31, 2011 represents the future benefit of unused tax losses and temporary differences between the tax and accounting bases of assets and liabilities.

The major items giving rise to deferred tax assets and liabilities are presented below:

	2012	2011

Non-capital losses carried forward	$17,112	$13,414
Capital assets	1,232	720
Intangible assets	(2,459)	(2,649)
Research and development expenditures	10,344	6,549
Reserves not taken for tax purposes	3,010	3,142
Total deferred tax assets	29,239	21,176
Valuation allowance	(29,239)	(21,176)
Net deferred tax asset	$-	$-

The net increase in the valuation allowance for the year ended December 31, 2012 was $8,063. The Company’s deferred tax liability for each tax jurisdiction is $Nil for all years noted above. The Company has non-capital losses of approximately $61,810 to reduce the taxable income of future years, as of December 31, 2012. These losses expire in 2026 and beyond.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

13.	INCOME TAXES (continued)

b)	Deferred taxes (continued)

The Company has deductible Scientific Research and Experimental Development expenditures applicable to future years of approximately $38,253. These expenditures have been included in the calculation of deferred taxes above and have no expiry date.

The Company has unutilized federal and provincial scientific research and experimental development investment tax credits of approximately $9,700 and $8,100 respectively. These credits expire in 2014 and beyond.

The Company has adopted the provisions in ASC 740 related to unrecognized tax benefits. ASC 740 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. First, the tax position is evaluated for recognition. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits. If recognition is warranted the benefit is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2012 the Company has no unrecognized tax benefits (2011 – $Nil). As of December 31, 2012 the Company has not accrued any amounts for interest or penalties related to unrealized tax benefits (2011 - $Nil).

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States. The years 2007 to 2011 remain subject to examination by tax authorities.

14.	COMMITMENTS AND CONTINGENCIES

a)	Operating leases

The Company had commitments under operating leases requiring future minimum annual lease payments as follows:

2012

2013	$1,558
2014	1,714
2015	1,667
2016	1,294
2017	1,144
$7,377

Rent expense under operating leases totaled $770 for the year ended December 31, 2012 ($633 - 2011).

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

15.	SEGMENTED INFORMATION

The Company operates as one operating segment. The Company develops, assembles and installs VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	2012	2011

Canada	$3,803	$6,084
United States	32,569	25,442
Europe and Middle East	2,085	8,761
Asia Pacific	13,935	11,510
	$52,392	$51,797

During 2012, revenues from four customers totalled $23,054 or 44% of total revenue for the year. During 2011, two customers accounted for 35% or $18,030 of total revenues. The revenues from each of these customers individually accounted for more than 10% of the total revenue for the year ended December 31, 2012 and 2011.

Substantially all of the capital assets and all the goodwill and intangibles balances are attributable to the Company’s operations located in Canada.

16.	RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company, which is controlled by the Chairman of IMRIS Inc. The amount charged to travel, included in Administrative expenses during the year ended December 31, 2012 totaled $396 (2011 – $357). The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount. The payable balance owing as at December 31, 2012 was $118 (2011 - $Nil).

17.	DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

The Company contributes to a defined contribution Employee Pension Plan for all its employees. Contributions to this Plan are expensed as incurred. The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums). These employer contributions vest immediately with the employee contribution. The expense for the defined contribution plan during the year ended December 31, 2012 totaled $271 (2011 - $270).

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

18.	FINANCIAL INSTRUMENTS

FASB standard ASC 820 defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below.

Financial assets and liabilities measured at fair value as at December 31, 2012 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$19,060	$-	$-
Restricted cash	1,920
	$20,980	$-	$-

Financial assets and liabilities measured at fair value as at December 31, 2011 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$40,425	$-	$-
	$40,425	$-	$-

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

19.	COLLABORATIVE ARRANGEMENTS

During 2010, IMRIS entered into a collaborative arrangement with a third party to encourage research, education and patient care activities of mutual benefit in the areas of developing diagnostic and functional assessment capabilities of magnetic resonance imaging for mainstream interventional cardiology and neuroscience. As part of the agreement, IMRIS agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement. The third party has agreed to provide the appropriate clinical validation over a five-year period.

Revenue resulting from the arrangement is recognized in accordance with the Company’s current revenue recognition policy. Included in the consolidated statement of operations for the year ended December 31, 2012 is revenue of $NIL (2011 - $2,272). As at December 31, 2012, the Company has an advance payment of $1,149, which represents the value of the clinical validation projects it will receive in exchange for the equipment, as outlined in the agreement. This amount will be expensed as research and development on a straight-line basis over the five-year life of the agreement. The current portion of this balance is included in prepaid expenses ($230). The long- term portion is included in other assets ($632). During 2012, the Company charged $230 to research and development (2011 - $57).

Any future payments to the participant of this agreement will be recognized in accordance with the Company’s current expenditure policies. The classification of these, or any future payments between participants pursuant to this collaborative arrangement, will be based on the nature of the arrangement. All future costs or revenue generated from third parties will be recognized in the income statement on a gross basis.

During 2011, IMRIS entered into a collaborative arrangement with a third party to conduct clinical research on IMRIS’ MRgRT™ platform.  As part of the agreement, IMRIS will develop and manufacture the MRgRT™ platform using IMRIS’ proprietary MR imaging technology. The third party has agreed to conduct clinical research, which IMRIS can use to clinically validate the system and develop a commercially viable version of the platform.

Revenue resulting from the arrangement is recognized in accordance with the Company’s current revenue recognition policy.  Included in the consolidated statement of operations for the year ended December 31, 2012 is revenue of $3,001 (2011 - $3,511). Costs attributable to the VISIUS Surgical Theatre has been classified as cost of sales, as incurred.  Costs attributable to the development of the MRgRT™ platform are being recognized as prepaid expenses and other assets until clinical validation activities can begin, which will occur when installation is complete. In the period that installation is complete and clinical validation can begin, the amounts on the balance sheet will be recognized as research and development expense.  During the year-ended December 31, 2012, $1,582 was recognized as cost of sales and $5,021 was recognized on the balance sheet under prepaid expenses and other assets ($Nil) (2011 - $2,006 and $1,261, respectively).

During 2012, IMRIS entered into a collaborative arrangement with a third party to encourage research, education, and patient care activities of mutual benefit in the areas of interventional cerebrovascular science and imaging, with specific focus in the integration of angiography and MR imaging modalities during interventional stroke procedures. As part of a master research agreement, IMRIS agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement. The third party agrees to provide the Company with clinical validation over a five year period.

Revenue resulting from the arrangement is recognized in accordance with the Company’s current revenue recognition policy. Revenue and cost of sales of $2,092 is included in the consolidated statement of comprehensive loss for the year ended December 31, 2012 (2011 - $Nil). The Company will recognize in other assets an advance payment for the non-cash portion of the arrangement. Once installation is complete this advance payment will be amortized over the term of the agreement. As at December 31, 2012, the Company has recognized an advance payment of $1,492 related to this arrangement. The advance payment will be regularly tested for impairment.

IMRIS Inc.

Notes to the Consolidated Financial Statements

Expressed in US $000’s except share and per share data, and except as otherwise indicated

December 31, 2012

20.	GUARANTEES

The Company has entered into two agreements, which meet the definition of a guarantee. Under the terms of the agreements, the Company has agreed to be legally bound to pay the obligation. The Company’s maximum obligation under the first agreement is $325 and maximum obligation under the second agreement is $1,179. The obligations expire once the Company satisfies the conditions of the original agreement. To offset these arrangements the Company entered into a reciprocal arrangement with a financial institution to cover the amount of the obligation, should the need arise. The financial institution, involved in the reciprocal arrangement did not require any of the Company’s assets to be pledged as collateral. The Company has not recorded a liability in the year-end statements related to the original arrangements.

The Company periodically enters into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. The Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

21.	RESTRUCTURING COSTS

The Company is moving its operations to the US in order to be closer to its customers and access to critical suppliers and personnel. The Company expects to incur total costs of $5,445 related to this activity. These costs are broken down as $1,383 for one-time employee termination benefits, $431 for contract termination costs, and $3,631 for other associated costs such as moving expenses. The following is a reconciliation of the costs incurred to December 31, 2012:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Balance at beginning of the year	$-	$-	$-
Incurred	1,383	-	72
Paid	(42)	-	-
Adjustments	-	-	-
Balance at the end of the year	$1,341	$-	$72

The following is a summary of costs by income statement classification:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$279	$-	$21
Sales and marketing	41	-	-
Customer support and operations	643	-	22
Research and development	420	-	29
Total	$1,383	$-	$72

22.	COMPARATIVE FIGURES

Certain prior year operating expenses have been reclassified to conform to the current year’s presentation. For the year ended December 31, 2011 $1,481 has been reclassified from administrative to the other operating expense categories (excluding amortization) and $662 has been reclassified from Customer Support and Operations to Sales and Marketing.